Exhibit 99.1

Nomad Foods Announces Preliminary Second Quarter 2026 Results

Woking, England – July 20, 2026 — Nomad Foods Limited (NYSE: NOMD) (“Nomad Foods” or the “Company”) today announced preliminary second quarter 2026 financial results. The execution of the Company’s plan continues to progress well in this rebuilding year. For the three-month period ended June 30, 2026, Nomad Foods expects reported and organic revenue to decline by 2.5-3.5%, Adjusted EBITDA to be in the range of approximately €120-€126 million and closing cash and cash equivalents balance of approximately €273 million. The Company is also reiterating its full year organic revenue, Adjusted EBITDA and Adjusted Free Cash Flow conversion guidance. For the full year ending December 31, 2026, the Company continues to expect organic revenue to decline by 2%-5%, Adjusted EBITDA to decline by 5%-10% and Adjusted Free Cash Flow Conversion of 90%+. The Company is evaluating its full-year EPS guidance as a result of anticipated debt refinancing activities and the associated impact of such activities on the Company’s anticipated interest expense and Adjusted Net Income.

Management Comments

Dominic Brisby, Nomad Foods’ Chief Executive Officer, stated, “We are pleased to report that second quarter results are projected to be ahead of the expectations we communicated last quarter and we remain confident in our ability to deliver on the full-year organic sales and Adjusted EBITDA guidance. The growth of our category remains robust and we have seen the successful implementation of our previously announced price increases contributing to a year-on-year increase in gross margin for the quarter. We look forward to sharing more details when we report second quarter 2026 results in August.”

Ruben Baldew, Nomad Foods’ Chief Financial Officer, commented, “Our plans to strengthen our fundamental foundation are working, our cash flow is robust, and our balance sheet is strong. Given this and the current market conditions, we believe now is the right time to proactively explore the refinancing of our indebtedness. This may increase our interest expense, but we intend to take certain actions to reduce that impact over time, primarily by reducing our net debt.”

Enquiries

Investor Relations Contact

Jason English

investors@nomadfoods.com

Media Contact

Oliver Thomas, Head of Corporate Affairs

Oliver.Thomas@nomadfoods.com

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information

Nomad Foods is presenting Adjusted and Organic forecast financial information, which is considered non-IFRS financial information, for the three months ended June 30, 2026 and for the fiscal year 2026.

Adjusted financial information reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three months ended June 30, 2026 and 2025 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company’s internal annual forecast process.

Adjusted Free Cash Flow is the amount of cash generated from operating activities less cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, plus capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Adjusted Free Cash flow conversion is Adjusted Free Cash Flow as a percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believes its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

The Company is unable to reconcile, without unreasonable efforts Adjusted EBITDA for the second quarter ended June 30, 2026 and Organic revenue growth/(decline), Adjusted EBITDA and Adjusted Free Cash Flow conversion guidance for the full year 2026 to the most directly comparable IFRS measure as we are unable to predict the amounts to be adjusted, such as certain adjustments related to provisions for taxes. These adjustments are uncertain, depend on various factors, and could have a material impact on the IFRS reported results for the period. The only reconciling item between revenue growth and Organic revenue growth/(decline) for the second quarter ended June 30, 2026, is the impact of adjustments for currency translation which is expected to be 0.0%- (0.5)%.

Forward-Looking Statements and Disclaimers

The preliminary results for the quarter ended June 30, 2026 included in this press release are preliminary, unaudited and subject to completion, and may change as a result of management’s continued review. Such preliminary results are subject to the finalization of quarter-end financial and accounting procedures. The preliminary results represent management’s estimates that constitute forward-looking statements subject to risks and uncertainties. As a result, preliminary results may materially differ from actual results for the quarter ended June 30, 2026 when they are completed and publicly disclosed.

Certain statements in this press release are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its guidance with respect to gross margin, organic revenue growth/(decline), and Adjusted EBITDA for the second quarter 2026 and organic revenue growth/(decline), Adjusted EBITDA growth, and Adjusted Free Cash Flow conversion for the full year 2026; (ii) its second quarter results, including closing cash and cash equivalents and the timing of the release of such results; and (iii) the refinancing of our indebtedness, including the impacts and benefits of any such refinancing.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; and (xxii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.